SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number 000-20181

Sapiens International Corporation N.V.
(Translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad,
Curaçao
(599) (9) 7366277
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Sapiens, FIS and IDIT Complete Merger Transaction

Merged Company to Become a Major Global Insurance Solutions Provider

Rehovot, Israel, August 22, 2011 – Sapiens International (NASDAQ and TASE: SPNS), a global provider of solutions for the insurance industry, today announced the completion of the merger transaction with FIS Software Ltd. and IDIT I.D.I. Technologies Ltd, both well-established solution providers for the insurance industry.

“The initial indications coming from the market acknowledge the visible synergies and business opportunities this combination creates” said Roni Al-Dor, President and Chief Executive Officer, Sapiens International.

“The merger constitutes a major milestone in the execution of our growth strategy. Bringing together the employees, products and customers of Sapiens, IDIT and FIS establishes us as a leading enterprise-wide solution provider for the insurance industry. We will now focus on achieving the many potential synergies among the three businesses, in order to increase benefits to our customers and value for our investors”, Mr. Al-Dor concluded.

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ and TASE: SPNS), is a leading global provider of innovative business solutions for the insurance industry, helping to modernise business processes, to proactively define and provide innovative new services and to respond quickly to changes in the industry. Following the merger with FIS and IDIT, we offer end to end solutions for the L&P, P&C and Reinsurance markets, with customers across the globe. We jointly serve over 70 insurance customers, backed by a team of over 700 insurance experts. Coupled with our financial stability, we aim to become the vendor of choice in the insurance software marketplace.

This release includes certain forward-looking statements, which are dependent on certain risks and uncertainties, including such factors as realization of integration plan between Sapiens, IDIT and FIS, market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of accounting policies, specific system configurations and software needs of individual customers and other risk factors. There is no assurance that such forward looking statements will be materialized following consummation of the transaction with FIS and IDIT Technologies.

For More Information

Roni Giladi, CFO
Sapiens International
Tel: +972-8-938-2721
IR@sapiens.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: August 22, 2011	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer